SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 26, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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CNOOC Limited Announces First Half Financial and Operational Results
       Delivering promises and creating value through executing strategy
                    Strong production growth from Bohai Bay

(Hong Kong, 23 August 2002) CNOOC Limited (NYSE "CEO", SEHK "883") ("the Company") is pleased to announce that for the six months ended June 30, 2002 ("the Period") net revenues were RMB 9.87 billion and net profit was RMB 3.62 billion. In addition, the Company's Board of Directors has approved an interim dividend of HK$0.11 per share (US$0.282 per ADS) to shareholders whose name appear on the Register of Members of the Company on September 17, 2002. Despite a 15.5% decrease in realized oil prices for the Period compared to the six months ended June 30, 2001, oil and gas sales increased by 0.7% year-over-year to RMB 9.63 billion, reflecting an increase in offshore China daily production levels as well as the contribution of the Company's acquisition of Repsol YPF's Indonesian assets (the "Acquisition").

"The first half of 2002 has been a very busy and exciting period for us. We are extremely pleased with the progress the Company has made in executing its strategy, delivering on its promises, and creating shareholder value. The Company's continued strong share price performance, despite a global weakness in the markets, reflects our investors' positive reception to the Company's accomplishments and future prospects," said Mr. Wei Liucheng, the Company's Chairman and CEO.

Financial and Operational Highlights

Oil and gas sales for the Period were RMB 9.63 billion, representing a 0.7% increase compared to RMB 9.56 billion for the same period in 2001. The Company's reported results for the Period consolidate the revenues and profits of the Acquisition from April 1, 2002, i.e. for the 3 months ended June 30, 2002. On a pro forma ("Pro Forma") basis, consolidating the results of the Acquisition from its effective date of January 1, 2002, oil and gas sales were RMB 10.56 billion, representing an increase of 10.5% compared to the same period in the prior year.

Oil and gas sales increased despite a substantially lower average realized oil price during the Period of US$21.64 per barrel on a Pro Forma basis compared to US$25.81 per barrel for the same period in 2001. Pro Forma average daily production grew by 78,817 BOE (barrels of oil equivalent) per day, or a 30.1% year-over-year increase, to 340,321 BOE per day, with the Acquisition contributing 64,639 BOE per day on a Pro Forma basis. Underpinning the Company's offshore China production growth was a 33.3% increase in production from Bohai Bay.

The Company continues to maintain a low production cost structure. Offshore China production costs were approximately US$8.13 per barrel, compared to US$8.39 per barrel for the full year 2001, and the Company is on target to meet or exceed its goal of keeping all-in offshore China production costs at US$8.50 to US$9 per barrel.

EBITDE, a key industry financial benchmark, was RMB 7.5 billion for the Period and RMB 8.0 billion on a Pro Forma basis, compared to RMB 8.0 billion for the same



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period in 2001. Net profit for the Period was RMB 3.62 billion, a 21.6%
decline compared to RMB 4.62 billion in the same period last year. On a Pro Forma basis, net profit was RMB 3.76 billion, representing an 18.5% year-over-year decline. The Company reported basic and diluted earnings per share for the Period of RMB 0.44 (US$1.06 per ADS) and RMB 0.46 (US$1.11 per
ADS) on a Pro Forma basis, compared to RMB 0.60 per share (US$1.45 per ADS) for the same period in 2001.

Exploration Program and Development Projects on Track

Exploration expenditures increased by 173% during the Period to RMB 787 million from RMB 288 million during the first half of 2001, due to increased exploration activity. The Company's active exploration program completed drilling of 39 wells, more than 50% of the planned exploration wells for the year. In addition, the Company's exploration program made nine oil and gas discoveries, of which seven were in Bohai Bay. Of the nine discoveries, six were made independently and three in conjunction with the Company's PSC partners.

Development expenditures increased by 38% year-over-year to RMB 1.92 billion for the Period, compared to RMB 1.39 billion for the first half of 2001. The Company's development spending continues to grow as five major projects are expected to come onstream in 2002 and 2003. During the Period, WC 13-1 and WC 13-2 development projects came on stream, as well as wellhead platforms C and D of the QHD 32-6 project. Other major development projects are also on track to meet their expected milestones.

Successful Acquisition and Integration of Indonesian Assets

During the Period, the Company successfully completed its acquisition of Repsol-YPF's Indonesian assets at a very attractive price of US$585 million subject to adjustments. The acquired assets include various interests in oil and gas producing properties offshore Indonesia which held more than 360 million barrels of net working interest proved petroleum reserves.

With production of 11.7 million BOE for the Period, the Acquisition is on track to match or exceed its budget for the year. Of this amount, 2.7 million BOE, or approximately 23% of total production, was in the form of gas. The Acquisition made a significant positive contribution to the Company's results during the Period. On a Pro Forma basis, the Acquisition contributed RMB 2.0 billion in revenues, EBITDE of RMB 1.0 billion and net profit of RMB 310 million.

Interim Dividend

The Company's Board of Directors has approved an interim dividend of HK$0.11 per share (US$0.282 per ADS) for 2002 to shareholders whose names appear on the Register of Members of the Company on September 23, 2002.

*** *** ***

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/ Mr. Henry Chua
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8082
Fax: 852-2510-8199
E-mail:anne.lui@knprhk.com
henry.chua@knprhk.com



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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                              -----------------------------
                                                Name:  Cao Yunshi
                                                Title:  Company Secretary

Dated: August 26, 2002